April 25, 2018

William A. Hickey, Jr.
Executive Vice President and Chief Financial Officer
Kingsway Financial Services Inc.
45 St. Clair Avenue West, Suite 400
Toronto, Ontario M4V 1K9
Canada

       Re: Kingsway Financial Services Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 16, 2018
           Form 8-K Dated February 20, 2018
           Filed February 20, 2018
           File No. 001-15204

Dear Mr. Hickey:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates and Assumptions
Provision for Unpaid Loss and Loss Adjustment Expenses, page 33

1. We acknowledge your statement that a significant degree of judgment is required to determine your provision for unpaid loss and loss adjustment expenses. We believe your disclosures regarding your estimation process could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of
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FirstName Financial Services Inc.Hickey, Jr.
Kingsway LastNameWilliam A.
Comapany NameKingsway Financial Services Inc.
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         Management's Discussion and Analysis (MD&A) this disclosure should enable the investor to understand:
           management's method for establishing the estimate;
           whether and, if so, to what extent and why you have adjusted your assumptions used to determine the estimate from the assumptions used in the immediately preceding period; and
           the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity.
         Please keep these points in mind in providing us your responses to the bullets listed below. Please provide us proposed revised disclosure to be included in future periodic reports that:
           Describes the methods you used to determine your reserve for loss and loss adjustment expense. Ensure that this description:
            o Identifies the unique development characteristics of each material line of business or coverage.
            o Explains how and when you use different methods. For example we understand that differing methods may be used to estimate initial losses and to estimate losses for mature accident years.
            o Describes the method you use to calculate the incurred but not reported (IBNR)
                reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
            o Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.
           Identifies and describes those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:
            o For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.
            o Explicitly identify and discuss key assumptions as of December 31, 2017 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.
           Shows investors the potential variability in the most recent estimate of your loss reserve, quantifies and presents preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely. See Release No. 33-8350; particularly Section V.
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FirstName Financial Services Inc.Hickey, Jr.
Kingsway LastNameWilliam A.
Comapany NameKingsway Financial Services Inc.
April 25, 2018
June 16, 2017 Page 3
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Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
(s) Revenue recognition:
Service fee and commission income and deferred service fees, page 69

2. Please tell us why it is appropriate to recognize commissions on product and new homebuilders warranties at the time of product sale and home certification, respectively.
         Reference for us the authoritative literature you rely upon to support your accounting. In your response, address the following:
           Tell us who is responsible for the guarantee underlying each type of warranty.
           Tell us how the commission portion is determined separately from the service component for each type of warranty.
           Explain how a commission is earned for the product warranties when it appears from disclosure in Business on page 8 that each warranty is a contract between your subsidiary, Trinity Warranty Solutions LLC, and the equipment purchaser.
           Explain to us your application of ASC 606 for these contracts such that revenue will not be materially different from that under ASC 605 as indicated in your disclosure in
            Note 3(b) on page 70.
Note 11: Intangible Assets, page 82

3. Please tell us why your $73.7 million tenant relationship intangible asset, which "relates to a single long-term tenant relationship," is not subject to amortization. Reference for us the authoritative literature you rely upon to support your accounting. In your response, tell us specifically how you considered the assumptions that market participants would use in determining a useful life for this asset consistent with the concept in ASC 350-30-35-3d given that a tenant is generally free to seek other accommodations upon lease termination.
Note 13: Unpaid Loss and Loss Adjustment Expenses
(a) Property & Casualty, page 85

4. You indicate that the unfavorable development in 2017 was primarily related to the increase in property and casualty unpaid loss and loss adjustment expenses at
         Mendota. Please tell us the reasons for this development at Mendota and whether additional premiums or return premiums have been accrued as a result. Refer to ASC 944-
         40-50-3. Your response should discuss each accident year that significantly contributed to the development, and should quantify the amount attributable to each reason by accident year. Further, refer to your disclosure in the second paragraph following the tables on page 49 in MD&A about significant disruptions within Mendota's claim staff during 2016 that resulted in a build-up of claim inventory that was ultimately settled in 2017 at amounts higher than initially reserved. Please tell us:
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FirstName Financial Services Inc.Hickey, Jr.
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Comapany NameKingsway Financial Services Inc.
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             How many claims were received in 2016 that were not processed until 2017 and the historical significance of this amount in comparison to other years.
             The cause of the disruptions.
             Whether the increase in claim severity would have been identified earlier if the claims would have been processed without disruption.
5. Please address the following about your non-standard automobile insurance claims development table beginning on page 86:
           Tell us how the total of your IBNRplus expected development of reported losses of
            $99.8 million can be greater than your $58.2 million liability for non-standard automobile loss and loss adjustment expense, net of reinsurance at December 31,
            2017.
           Tell us why the total of your IBNR plus expected development of reported losses for each accident year from 2008 through 2016 herein is generally significantly higher than that presented for those years in your 2016 Form 10-K. We would have expected that these amounts would have generally decreased but for an increase due to unfavorable development.
           Tell us why the incurred and cumulative paid loss and allocated loss adjustment expenses, net of reinsurance amounts for accident years 2008 through 2013 in the
            2013 through 2016 columns differ significantly from the respective amounts presented in your 2016 Form 10-K.
           Tell us why you did not disaggregate liability coverage from physical damage coverage into separate tables under ASC 944-40-50-4H as it appears that these coverages have significantly different characteristics. Provide us the information that would be provided in separate tables for liability and physical damage coverages for this line of business, if available. If not available, please provide us other quantitative and qualitative information to support aggregating these coverages in the same table.
(b) Vehicle Service Agreements, page 88

6. Please tell us how the claims incurred and claims paid information presented in your table on page 88 is appropriate by addressing the following:
           Explain to us why you have no development on prior year reserve estimates.
           Explain to us how you can pay more claims in the current year than incurred in that year and why you only have minor recoveries of prior year claims paid. In this regard, it appears from the information presented in your table that the $2,779,000 liability at
            December 31, 2017 relates solely to claims incurred in 2014 or earlier.
Note 21: Class A Preferred Stock, page 96

7. It appears that the economic characteristics and risks of the embedded conversion feature may not be clearly and closely related to the economic characteristics and risks of the
         Class A Preferred Stock host and be subject to bifurcation as a derivative. Please provide us an analysis with reference to the authoritative literature you rely upon to support your
 William A. Hickey, Jr.
FirstName Financial Services Inc.Hickey, Jr.
Kingsway LastNameWilliam A.
Comapany NameKingsway Financial Services Inc.
April 25, 2018
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         accounting for the conversion feature. Refer to ASC 815-15-25-1.
Note 25: Fair Value of Financial Instruments, page 102

8. On page 102 you disclose that fair values of fixed maturities for which no active market exists are derived from quoted market prices of similar instruments or other third party evidence. Please describe for us the "valuation technique," as that term is used in ASC
         820-10-50-2bbb, and the inputs you used to value each class of your fixed maturities.
Note 28: Regulatory Capital Requirements and Ratios and Note 29: Statutory Information and Po licies, page 106

9. Please provide us your analysis under ASC 205-40-50-1 through 50-5 as to whether the following conditions, as well as others, may raise substantial doubt about your ability to continue as a going concern for a period of one year after your financial statements were issued or were available to be issued:
           Your Mendota subsidiary being at the company action level for statutory purposes;
           Your U.S. insurance subsidiaries being restricted from making any dividend payments to you without specific regulatory approval; and That you had only seven months of interest payments on your debt and recurring
             operating expenses on hand at the filing date of your Form 10-K as disclosed on page
             52.
         In addition, if substantial doubt was raised, tell us your plans to mitigate these conditions and events as contemplated in ASC 205-40-50-6 through 50-11 and your consideration to disclose either that substantial doubt does not exist after your plans under 50-12 or that substantial doubt does exist after your plans under 50-13 and 50-14.

Form 8-K Dated February 20, 2018

Exhibit 99.1
Press Release titled "Kingsway Announces Fourth Quarter and Year-End 2017
Results"

10. Please provide us separate reconciliations of your non-US GAAP measures "segment operating loss" and "adjusted operating loss." In this regard, you state in your Form 10-K that, for "segment operating loss," the most directly comparable financial measure calculated and presented in accordance with GAAP is loss from continuing operations before income tax (benefit) expense. As such, the reconciliation for "segment operating loss" that you provide us should start with loss from continuing operations before income tax (benefit) expense and reconcile down to "segment operating loss." Your reconciliation for "adjusted operating loss" should start with the most directly comparable financial measure calculated in accordance with GAAP (which currently is not clear as to what that comparable GAAP measure is) and reconcile down to "adjusted operating loss." For each reconciling item, tell us whether it is a normal, recurring, cash operating expense
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Kingsway Financial Services Inc.
April 25, 2018
Page 6
         necessary to operate your business. If so, tell us why it is appropriate to exclude the item from your non-GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and
         Compliance & Disclosure Interpretations on Non-GAAP Financial Measures
102.10 and
         100.01.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Jim Rosenberg at
(202) 551-
3679 with any questions.

FirstName LastNameWilliam A. Hickey, Jr.
Comapany NameKingsway Financial Services Inc.
                                                                Division of
Corporation Finance
June 16, 2017 Page 6                                            Office of
Healthcare & Insurance
FirstName LastName